APOLLO DIVERSIFIED CREDIT FUND

Class A (CRDTX), Class C (CGCCX), Class I Shares (CRDIX), Class F Shares (CRDFX),
Class L Shares (CRDLX), and Class M Shares (CRDMX) of Beneficial Interest

Supplement dated July 1, 2022 to the Prospectuses and Statements of Additional Information
for Class A, Class C, Class I, Class F, Class L and Class M Shares dated May 1, 2022, as amended
May 2, 2022

This Supplement revises each applicable Prospectus (the "Prospectus") and Statement of Additional Information (the "SAI") for Class A, Class C, Class I, Class F, Class L, and Class M each dated May 1, 2022, as amended May 2, 2022, of the Apollo Diversified Credit Fund (the "Fund"). This Supplement updates certain information contained in each Prospectus and SAI. Please review this important information carefully.

Commencing on July 1, 2022 and extending through September 30, 2022 (the "Waiver Period"), Apollo Credit Management, LLC (the "Sub-Adviser") has agreed to waive a portion of its fee, and Apollo Capital Credit Adviser, LLC (the "Adviser") has agreed to waive a corresponding portion of its fee that it would otherwise be paying to the Sub-Adviser. During the Waiver Period, the Sub-Adviser has agreed to waive an amount equal to 0.50% (the "Sub-Advisory Fee Waiver") of the average daily net assets of the Fund. The Sub-Advisory Fee Waiver will terminate upon the sooner to occur of: (i) September 30, 2022, unless otherwise agreed to in writing by the Adviser and the Sub-Adviser, or (ii) as of the date that the Adviser elects, in its sole discretion, to cease waiving the portion of its fee that otherwise would be payable to the Sub-Adviser in the absence of the Sub-Advisory Fee Waiver. The Sub-Advisory Fee Waiver in effect during the Waiver Period is a continuation of the fee waiver which took effect on April 1, 2022 through June 30, 2022.

The advisory fee payable by the Fund to the Adviser net of waivers during the Waiver Period is 1.00%. The sub-advisory fee payable by the Adviser to the Sub-Adviser pursuant to the Sub-Advisory Agreement between the Adviser and Sub-Adviser, less the amount of the Sub-Advisory Fee Waiver during the Waiver Period is as follows:

Average Daily Net Assets of the Fund	Annual Sub-Advisory Fee Rate	Net Sub-Advisory Fee During the Waiver Period
$0 to $250M	0.75%	0.25%
$250M to $500M	0.65%	0.15%
$500M to $1 Billion	0.60%	0.10%
Over $1 Billion	0.55%	0.05%

This Supplement, and each Prospectus and SAI for Class A, Class C, Class I, Class F, Class L and Class M Shares dated May 1, 2022, as amended May 2, 2022, of the Fund provide relevant information for all shareholders. Each Prospectus and SAI of the Fund have been filed with the U.S. Securities and Exchange Commission, and are incorporated by reference. These can be obtained without charge by calling the Fund at 1-888-926-2688 or by visiting www.apollodiversifiedcreditfund.com.

Investors Should Retain This Supplement for Future Reference